October 31, 2007

Mail Stop 4561

Mr. Steven A. Abney
Chief Financial Officer
American Realty Investors, Inc.
1800 Valley View Lane, Suite 300
Dallas, TX 75234

Re: American Realty Investors, Inc.
        Form 10-K for the year ended December 31, 2006
        Filed April 2, 2007
        File No. 1-15663

Dear Mr. Abney:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant